UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD
Specialized Disclosure Report

(Exact name of registrant as specified in its charter)

Delaware	001-13646	13-3250533

(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3501 County Road 6 East, Elkhart, Indiana		46514

(Address of principal executive offices)		(Zip Code)

Andrew J. Namenye
(574) 535-1125

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
[ x ] Rule 13p-1 under the Securities Exchange Act (17CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
[ ] Rule 13q-1 under the Securities Exchange Act (17CFR 240.13q-1) for the fiscal year ended _________.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with the disclosure requirements promulgated by the U.S. Securities and Exchange Commission, LCI Industries (the “Company”) has undertaken efforts to determine its conflict minerals 1 reporting requirements for the period from January 1 to December 31, 2023.

The Company has filed this Specialized Disclosure Report, and the associated Conflict Minerals Report for the reporting period January 1 to December 31, 2023, which appears as Exhibit 1.01 hereto, and is publicly available on the Company’s website at https://investors.lci1.com/governance/governance-documents/default.aspx. However, the information on the Company’s website is not incorporated by reference into this Specialized Disclosure Report and does not constitute a part of this Specialized Disclosure Report.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto.

SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Disclosure and Report

Not applicable

SECTION 3 - EXHIBITS

Item 3.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 - LCI Industries’ Conflict Minerals Report for the period January 1 to December 31, 2023.
1 The term “conflict mineral” is defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or an adjoining country.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LCI INDUSTRIES

By: /s/ Andrew J. Namenye Andrew J. Namenye Executive Vice President - Chief Legal Officer, and Corporate Secretary

Dated:	May 31, 2024